Optigenex Inc.
P.O. Box 3521
Uptown Station
Hoboken, NJ 07030

FILED AS CORRESPONDENCE ON EDGAR

September 10, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	Optigenex Inc.
Form 10-KSB for the Fiscal Year ended December 31, 2007
Form 10-Q for the Quarterly Period ended March 31, 2008
(File No. 000-51248)

Dear Mr. Rosenberg:

We have reviewed your letter dated July 31, 2008. The following are our responses.

10-KSB for the fiscal year ended December 31, 2007

Item 8A. Controls and Procedures, page 16

1.
It does not appear that your management has completed its assessment of internal control over  financial reporting as of December 31, 2007. Since you were required to file or filed an annual  report for the prior fiscal year, it appears you are required to report on your management's  assessment of internal control over financial reporting. Please refer to Exchange Act Rules 13a-15 and  15d-15 and Item 308T(a) of Regulation S-B.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

Response: The Company has revised the disclosure to include a complete assessment of internal control over financial reporting as of December 31, 2007.

Exhibits 31.1

2.
Please revise your certifications provided in your Form 10-KSB for December 31, 2007 and your Form 10- Q for March 31, 2008 to be worded exactly as required by Item 601(b)(31) of Regulation S-B or S-K, as  applicable. In this regard, please ensure that you address the following items:

a.	Please remove the titles of your officer from the first line;

b.
You refer to "this quarterly report" in the 10-KSB certification. Please remove the report descriptions "annual" and "quarterly," as appropriate, from all certifications except for  the first paragraph;

c.	Include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B/S-K; and,

d.	Revise paragraph 5 which appears to be incomplete.

Response: The Company has revised the certifications to be worded exactly as required by Item 601(b)(31) of Regulation S-B/S-K.

Very truly yours,

By: /s/ Daniel Zwiren
Daniel Zwiren
President and Chief Executive Officer